SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI EASYFUEL™ ENTERS COSTA RICA –
EXPANDING PRESENCE IN LATIN AMERICA

Fort Lee, New Jersey – February 21, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, announced today that it has received initial orders in Costa Rica. “EasyFuel”. EasyFuel is wireless solution for petroleum payment management and loyalty programs for oil companies, commercial transport and transportation fleets, and private motorists. This follows EasyFuel expansion to Peru and other countries in the region.

CROZET S.A., a Costa Rican company will distribute EasyFuel throughout the country.
CROZET S.A. targets gas stations for fleets, as well as the retail gas station market.

Daniel Bronstein, President of CROZET S.A., commented, “This is a unique opportunity and we are excited to work with OTI on EasyFuel. With its proven track record of projects around the world and ease of use we feel that EasyFuel has great potential in Costa Rica. Let’s not forget that together we’ll be able to help developing countries in the effort of allocating resources to improve quality of life for the general population”

Oded Bashan, President and CEO of OTI, commented, “The agreement with CROZET S.A. in Costa Rica represents another important step for our continued expansion. Globally, this builds on our well established implementations in the different petroleum markets.”

EasyFuel wireless solution is an easy, quick and cost-effective installations, minimum maintenance and fast turn around at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About CROZET S.A.
Established in 2003, CROZET S.A. consults and markets solutions for healthcare, water consumption industries and more.
For more information on CROZET S.A. visit http://www.efcontrol.net

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communication	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: February 21, 2006